Exhibit 99.1
Duoyuan Global Water Inc. Enters Technology Agreement with EnviroMix, LLC
Beijing, China, October 12, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that the Company has recently signed an agreement with EnviroMix, LLC (“EnviroMix”), a Charleston, South Carolina based technology development firm. The agreement gives the Company exclusive rights to sell EnviroMix’s core mixing technology in China.
EnviroMix has developed an energy-efficient large-bubble mixing system for the water and wastewater industry, which intermittently fires short bursts of compressed air through engineered nozzles attached to the bottom of a tank. The technology requires as much as 60% less energy to mix liquids to industry standards, allowing operators to replace existing mechanical mixers cost effectively.
The agreement incorporates a licensing agreement that provides the Company with exclusive rights to sell the EnviroMix core mixing technology in China to a population of 1.3 billion. The companies have also executed a software development agreement that is designed to provide wastewater treatment plants with the ability to reduce blower power demand, under certain conditions, by as much as 30 percent.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to gain exclusive access to the sophisticated EnviroMix technology, which we believe brings considerable energy efficiency to the water and wastewater industry in China. We are excited to offer our existing client base the option to utilize this technology and we feel strongly that its application will benefit current and future clients. We also look forward to deepening our relationship with EnviroMix, an innovator in the global water industry, in the future.”
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6599-7968